mwe.com Eyal Peled Attorney at Law epeled@mwe.com +1 212 547 5477

May 5, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mindy Hooker
Martin James
Jennifer Angelini
Jay Ingram

Re:	Actelis Networks, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Submitted May 2, 2022
No. 333-264321

Dear Ms. Angelini:

On behalf of Actelis Networks, Inc. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated May 4, 2022, relating to the above referenced Amendment No. 1 to the Registration Statement on Form S-1 (No. 333-264321) submitted by the Company on May 2, 2022.

Concurrent with the submission of this letter, the Company is filing via EDGAR the Company’s Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Registration Statement.

Amendment No. 1 to Form S-1

General

1.	Please revise your filing, as applicable, to provide more specific disclosure related to the direct or indirect impact that Russia’s invasion of Ukraine and the international response have had or may have on your business. For additional guidance, please see the Division of Corporation Finance’s Sample Letter to Companies Regarding Disclosures Pertaining to Russia’s Invasion of Ukraine and Related Supply Chain Issues, issued by the Staff in May 2022.

Response: In response to the Staff’s comment, the Company respectfully notes that it reviewed the Division of Corporation Finance’s Sample Letter to Companies Regarding Disclosures Pertaining to Russia’s Invasion of Ukraine and Related Supply Chain Issues. Accordingly, the Company revised its disclosure on page 19 of the Registration Statement.

2.	Your footnotes to the fee table indicate that you are calculating your registration fee based on Rule 457(o). However, based on your disclosure that you anticipate that your offering will comprise 3,000,0000 shares that could offered at up to $6.00 per share, it does not appear you have calculated the registration fee based on the maximum aggregate offering price. Please advise.

Response: In response to the Staff’s comment, the Company confirms that it is relying on Rule 457(o) with respect to calculating our registration fee. As discussed by our counsel with the Staff, the 3,000,000 shares of Common Stock being offered was calculated using the midpoint of the price range on the cover page of our prospectus. The Company does not intend to exceed the proposed maximum aggregate offering price as set forth in the registration fee table. In the event that the Company decides to increase the maximum aggregate offering price, the Company will file an appropriate amendment to its Form S-1 or a registration statement pursuant to Rule 462(b), if appropriate.

3. Please address the following:

●	Revise Item 15 of Part II to include the warrants issued to the new lender, as described in Notes 7.b and 11 to the financial statements, and any other recent sales of securities required to be disclosed by Item 701 of Regulation S-K. In this regard, we note the difference between the outstanding preferred stock as of December 31, 2021, and to be converted in connection with the offering (i.e., 7,731,043 vs. 9,031,291 shares), which appears to indicate the issuance of preferred stock in the interim period. Further revise as necessary to ensure consistent disclosure throughout. For instance, and without limitation, we note that (i) Item 15 discloses 890,126 outstanding options, while page 10 discloses 870,002 outstanding options, and (ii) Item 15 states the common stock par value as $0.000001.

Response: The Company revised its disclosure throughout the Registration Statement to clarify that the “New Lender” is Migdalor Business Investments Fund (“Migdalor”), and that the “Israeli Bank” is Mizrahi-Tefahot Bank (“Mizrahi Bank”).

In response to the Staff’s comment, the Company respectfully notes that the warrants issued to Mizrahi Bank are included in item 15.

In addition, the Company respectfully notes that the difference between 7,731,043 vs. 9,031,291 is resulting from the conversion immediately prior to the closing of the offering of 1,300,248 shares of common stock issuable upon conversion of $1.5 million of the aggregate principal amount of the convertible loan agreement that the Company entered into with its existing investors and certain employees (the “CLA”). Based on its terms, the CLA is convertible into preferred stock, which in turn are being converted into common stock immediately prior to the closing of the offering. The Company revised its disclosure on pages 10, 39, 41 and F-33 of the Registration Statement.

●	Revise the MD&A subsection captioned “Convertible Notes, Loans, and Warrant” to describe the new lender and Israeli bank loans and warrants, include a cross-reference to applicable disclosure in your notes to the financial statements, or revise the caption to reflect a more limited scope.

Response: In response to the Staff’s comment, the Company respectfully notes that it revised its disclosure on page 48 of the Registration Statement to include the loans and warrants issued to Mizrahi Bank. The Company further revised its disclosure on pages 47 and 48 of the Registration Statement to include cross-references to the applicable disclosure in the notes to the financial statements.

●	We note a number of blanks throughout the prospectus; please fill in missing information.

Response: In response to the Staff’s comment, the Company respectfully notes that it filled out the missing blanks throughout the prospectus.

Prospectus Summary, page 1

4.	We note the disclosure that, “[W]e experienced an average annual growth in our IoT business of more than 20% each year.” Please revise to clarify the basis upon which this growth is measured. We additionally note the disclosure that, “As of today, we estimate achieving over $24 million of IoT installed base.” Please revise to clarify this disclosure, including by specifying the timeframe, and to identify any material assumptions upon which this estimate relies.

Response: In response to the Staff’s comment, the Company revised its disclosure on pages 1, 4, 42, 53 and 56 of the Registration Statement.

The Offering, page 9

5.	Please revise disclosure relating to the calculation of the number of outstanding shares on page 10 to describe the treatment (i.e., whether included or excluded) of all outstanding convertible securities. Quantify the number of shares that are issuable upon exercise or conversion of such securities, making necessary assumptions. Additionally clarify the disclosure relating to the CLA and other convertible notes; in this regard, we note apparent discrepancies between the lead-in text and final two bullet points on page 10, as well as with the disclosure on pages 47-48. Resolve the apparent inconsistency in the number of underwriter warrants stated here and on pages 9 and 197, making reference to exercise of the overallotment option as appropriate. Conform disclosure elsewhere, including without limitation the capitalization section (we note that subpoint iii gives pro forma effect to the conversion of warrants, while the only warrants identified on page 10 are excluded) and dilution section; consider deleting disclosure in these sections that is duplicative of page 10.

Response: In response to the Staff’s comment, the Company revised its disclosure on pages 9, 10, 39, 41, 47, 48, 97 and F-33 of the Registration Statement.

Capitalization, page 38

6.	Please address the following relating to your capitalization table:

•	Revise the table captions to include the number of pro forma and pro forma as adjusted authorized, issued and outstanding shares.

•	Expand the discussion following the table on page 39 to clearly explain how you determined the 12,586,262 pro forma shares outstanding as of December 31, 2021. In this regard, we note that the transactions disclosed currently do not add up to 12,586,262 shares. The comment also applies to the disclosures on page 10.

Response: In response to the Staff’s comment, the Company revised its disclosure on pages 9, 10, 38, 39 and 41 of the Registration Statement.

Dilution, page 40

7.	To the extent that you make changes to your pro forma or pro forma as adjusted shares outstanding, please recalculate and update your dilution calculations and disclosures accordingly.

Response: In response to the Staff’s comment, the Company revised its disclosure on page 40 of the Registration Statement.

Management

Number and Terms of Office of Officers and Directors, page 71

8.	We note the statement, “From and after the completion of this offering, the Stockholders Agreement will be terminated and each of the directors will be appointed by the holders of the majority of our outstanding common stock pursuant to the provisions of our Certificate of Incorporation to be in effect after this offering.” Please revise to clarify (i) the method and timing by which shareholder will appoint each director in light of the classified board disclosure added to pages 85 and 86, including by cross-reference as appropriate, (ii) whether the three director nominees were also selected pursuant to the stockholders agreement, and (iii) the board composition following the offering, including clear disclosure whether and which directors will resign; in this regard, we note the statement that the board will consist of five directors.

Response: In response to the Staff’s comment, the Company revised its disclosure on pages 70 and 71 of the Registration Statement.

Note 18 - Subsequent Events, page F-33

9.	We note from page 84 that your Charter now authorizes you to issue up to 42,803,774 shares of common stock, 2,803,774 shares of non-voting common stock and 10,000,000 shares of preferred stock. Please revise this note to disclose the circumstances surrounding, as well as the date of, this significant subsequent event.

Response: In response to the Staff’s comment, the Company revised its disclosure on page F-33 of the Registration Statement.

10.	In light of the material impact on your capital structure, please revise this note to separately and clearly disclose all subsequent events relating to the conversion of your debt and preferred securities as well as the exercising of warrants and options from December 31, 2021, through the date of your final amendment or as close thereto as is reasonable and practicable. Refer to PCAOB Auditing Standard 4101.

Response: In response to the Staff’s comment, the Company revised its disclosure on page F-33 of the Registration Statement.

Exhibits

11.	Please file as an exhibit to the registration statement the amended certificate of incorporation reflecting the authorized share capital (i.e., 42,803,774 shares of common stock) and exclusive forum provisions disclosed in the description of securities section.

Response: In response to the Staff’s comment, the Company filed the amended certificate of incorporation as an exhibit to the Registration Statement.

12.	We note that the legal opinion refers to an aggregate initial offering price of up to $17,250,000, which does not appear to correspond to the number of shares and maximum offering price disclosed on the prospectus cover, nor to the registration fee table. Please revise and refile the legal opinion to cover all the shares being registered (including overallotment shares and shares underlying the underwriter’s warrant) by appropriate reference.

Response: In response to the Staff’s comment, the Company filed an updated legal opinion as an exhibit to the Registration Statement.

13.	Please amend your filing to include a currently dated and signed consent from your independent registered accounting firm.

Response: In response to the Staff’s comment, the Company filed as an exhibit to the Registration Statement a currently dated and signed consent.

Sincerely,

/s/ Eyal Peled
Eyal Peled

cc:	Tuvia Barlev, Chief Executive Officer

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